Gridiron BioNutrients, Inc.

40 Wall Street, Suite 2701

New York, New York 10005

March 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Edward M. Kelly

Re:	Gridiron BioNutrients, Inc.
Registration Statement on Form S-1/A File No. 333-262736

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Gridiron BioNurients, Inc., a Nevada corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above, so that it may become effective on Wednesday, March 9, 2022 at 4:30 p.m. Eastern Standard Time. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Meister Seelig & Fein LLP, by calling Louis Lombardo at (212) 655-3518.

Thank you for your assistance in this matter.

[Signature Page Follows]

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Very truly yours, GRIDIRON BIONUTRIENTS, Inc.

By:	/s/ Jeffrey J. Kraws
Name:	Jeffrey J. Kraws
Title:	Chief Executive Officer

cc:    Louis Lombardo, Esq., Meister Seelig & Fein LLP

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